NO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below update for Coincheck, Inc. (“Coincheck”). This information will also be posted at https://coincheck.com. Coincheck Group (“CNCK” and “CNCKW”) is a public limited liability company and the holding company for Coincheck. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services.
Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck’s website or related social media channels into this Report on Form 6-K.

Monthly Disclosure
Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the past twelve months. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Nov. 2024	Dec. 2024	Jan. 2025	Feb. 2025	Mar. 2025	Apr. 2025
Exchange Trading Volume (Million yen)	728,270	621,559	595,094	410,135	454,277	366,050
Marketplace Trading Volume (Million yen)	50,404	48,116	46,700	25,629	19,637	21,672
Customer Assets (Million yen)	1,106,754	1,142,223	1,285,614	873,795	859,623	886,884
Number of Verified Accounts	2,152,448	2,197,619	2,258,295	2,278,320	2,291,103	2,302,376

	May. 2025	Jun. 2025	Jul. 2025	Aug. 2025	Sep. 2025	Oct. 2025
Exchange Trading Volume (Million yen)	375,676	310,449	387,980	318,293	243,193	461,239
Marketplace Trading Volume (Million yen)	21,333	18,525	39,165	29,146	26,358	35,996
Customer Assets (Million yen)	989,365	1,000,300	1,239,868	1,159,863	1,189,219	1,177,426
Number of Verified Accounts	2,325,978	2,351,223	2,378,672	2,400,859	2,421,080	2,442,923

Notes
●Exchange Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s exchange platform. Coincheck’s exchange platform facilitates buy and sell transactions directly between two parties (a buyer and a seller) for which, generally, Coincheck charges no fee. Coincheck sometimes is a buyer on the exchange platform to help support transaction activity on the marketplace platform.
●Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform business. Historically, Coincheck’s total revenue has been derived primarily from transactions on Coincheck’s marketplace platform business. For additional details, please see Coincheck Group N.V.’s filings with the U.S. Securities and Exchange Commission.
●Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month. Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.
●Customer Assets are cryptocurrencies held for customers + fiat currency deposited by customers. Customer Assets do not include non-fungible tokens (NFTs).
●Prior monthly numbers, which are generally preliminary at the time of initial publication, may have been updated by immaterial amounts.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: November 05, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President